Exhibit 99.2

                             FOR IMMEDIATE RELEASE

                           For: Discovery Zone, Inc.
                       Contact: Robert Mead 305/627-2643
                                            212/484-6701



              DISCOVERY ZONE SEEKS TO REORGANIZE UNDER CHAPTER 11

                             ---------------------
                     Company Will Close Unprofitable Stores
                   to Focus on Profitable Core of Operations
                              --------------------
                             Donna Moore Named CEO



     FT. LAUDERDALE, FL. MARCH 25, 1996 -- Discovery Zone, Inc. announced today that it has filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. The Company said that it elected to seek court protection in order to facilitate the implementation of its operational turnaround and a financial restructuring.

     Discovery Zone said that it will operate in the normal course of business during the reorganization proceeding and that it has received a commitment for $15 million in debtor-in-possession ("DIP") financing.

     "We believe reorganizing under Chapter 11 is in the best interests of the Company," said Donna Moore, Chief Executive Officer of Discovery Zone. "A successful Chapter 11 reorganization will address the problems caused by the Company's rapid expansion and put Discovery Zone on stronger financial footing."


     Moore continued: "Discovery Zone is a viable concept, and we have an opportunity to revitalize our operations with new marketing programs and entertainment concepts that will improve the Discovery Zone experience for kids and their parents. "



                                     (more)

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     Discovery Zone said that it would move  immediately  to close  unprofitable store locations in order to improve its operating cost structure and allow the Company to focus on core markets and locations. Discovery Zone said that it would also continue to seek to reduce operating costs in remaining locations, primarily through the renegotiation of unfavorable leases to reduce occupancy costs.

     Separately, Discovery Zone announced that Donna Moore has been named President and Chief Executive Officer and a director of the Company.

     Moore had served as President and Chief Operating Officer of Discovery Zone since joining the Company in July 1995. Moore, a 35-year veteran of consumer retailing, has held various management positions in retailing with major sumer-oriented companies, including President of the North American division of Laura Ashley, Inc., where she successfully oversaw a major reorganization. From 1987 to 1992, Moore was Senior Vice President -Stores for The Walt Disney Co. and spearheaded the dramatic growth of The Disney Stores from a 2-store test concept to an international entertainment retailer with over 150 locations. Before joining The Walt Disney Co., Moore was Senior Vice President - Stores of Williams-Sonoma, where she oversaw the growth of that company from 17 stores to more than 80 locations. Prior to that, Moore was Vice President of Retailing at Marriott and developed that company's retail concept from 14 in-hotel gift shops to 150 resort and specialty shops. Moore was most recently with Motherhood Maternity, where she held the positions of President and Chief Executive Officer since 1993.

     Additionally, Discovery Zone announced that Sumner Redstone, Chairman and CEO of Viacom Inc., and Philippe Daumann, Deputy Chairman and Executive Vice President of Viacom Inc. have resigned their positions as directors of Discovery Zone. Discovery Zone said that Adam Phillips, Senior Vice President and General Counsel of Blockbuster Entertainment Group was appointed a director of the Company. J. Brian McGrath and John L. Mouthing continue to serve as directors of Discovery Zone.

     Viacom has a substantial interest in Discovery Zone through its acquisition in 1994 of Blockbuster Entertainment Group.

     Discovery Zone is the leading operator of children's indoor entertainment and fitness facilities.


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